Exhibit 5.1

September 27, 2011

ANSYS, Inc.

Southpointe

275 Technology Drive

Canonsburg, PA 15317

Re:	Securities Being Registered under Registration Statement on Form S-8

Ladies and Gentlemen:

We have acted as counsel to you in connection with your filing of a Registration Statement on Form S-8 (the “Registration Statement”) pursuant to the Securities Act of 1933, as amended (the “Securities Act”), on or about the date hereof relating to an aggregate of 544,751 shares (the “Shares”) of Common Stock, $.01 par value per share, of ANSYS, Inc., a Delaware corporation (the “Company”), that may be issued pursuant to the Apache Design Solutions, Inc. Amended and Restated 2001 Stock Option/Stock Issuance Plan (the “Plan”), which options were assumed by the Company in connection with an Agreement and Plan of Merger, dated June 29, 2011, by and among the Company, Power Play Merger Sub, Inc. and Apache Design Solutions, Inc. (the “Merger Agreement”).

The opinion expressed below is limited to the Delaware General Corporation Law (which includes reported judicial decisions interpreting the Delaware General Corporation Law).

For purposes of the opinion expressed below, we have assumed that a sufficient number of authorized but unissued shares of the Company’s Common Stock will be available for issuance when the Shares are issued.

Based on the foregoing, we are of the opinion that the Shares have been duly authorized and, upon issuance and delivery against payment therefor in accordance with the terms of the Plan, will be validly issued, fully paid and nonassessable.

We hereby consent to the inclusion of this opinion as Exhibit 5.1 to the Registration Statement. In giving our consent, we do not admit that we are in the category of persons whose consent is required under Section 7 of the Securities Act or the rules and regulations thereunder.

Very truly yours,

/s/ GOODWIN PROCTER LLP

GOODWIN PROCTER LLP